

December 13, 2010

Via Facsimile ((646) 328-1169) and U.S. Mail

Dov T. Schwell, Esq.
Outside Counsel Solutions LLP
1430 Broadway, Suite 1615
New York, NY 10018

> **Re:** **IDT Corporation**
> **Schedule 13E-3**
> **File No. 005-48167**
> **Filed December 3, 2010**
>
> **Schedule TO-I**
> **File No. 005-48167**
> **Filed December 3, 2010**

Dear Mr. Schwell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1.   Given the comments included in this letter, please tell us whether you have considered recirculating the offer document to security holders. Refer to Rules 13e-3(e) and (f) and 13e-4(d) and (e) for additional guidance.

2.   Please revise your disclosure responsive to Items 2(f), 3(c), and 8(c)-(d), and 11 of Schedule 13E-3 (within Item 13 of Schedule TO) to include this disclosure in the offer document as delivered to security holders.

Offer to Exchange

3.	Please revise or delete the third paragraph of page 3. It is unclear the basis upon which you are limiting the use of or ability to reproduce the offer document.

Summary Term Sheet, page 4

4.	We note your disclosure in the offer document that the company determined that the offer is "fair to the IDT's unaffiliated stockholders)" and that you define in this section that group of security holders to be security holders of IDT "other than Mr. Howard S. Jonas and his affiliates." Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A. Note that it is our position that directors and officers of the company are also its affiliates.

5.	We note under the caption "Interest of IDT Directors and Executive Officers . . ." on page 5 that Mr. Jonas will determine how many shares to tender after he has learned how many shares other security holders tender. Given that withdrawal rights exist until the offer expires and that a security holder can only tender until the offer expires, it is unclear how Mr. Jonas will be able to make his tender decision prior to the offer's expiration. Please revise.

6.	Please delete the section captioned "Subsequent Offering Period" and all other references to such a period: Rule 13e-4 does not provide for a subsequent offering period.

Special Factors

Alternatives to the Offer, page 13

7.	Please explain why the company did not consider any alternatives to the exchange offer. Refer to Item 1013(b) of Regulation M-A.

Background of the Exchange Offer, page 13

8.	Please expand this section to describe all board meetings at which the going private transaction was discussed, including a description of any presentations made to the board, whether by management, other directors or any outside advisors. Also, please be sure to describe any discussions with Mr. Jonas regarding his participation in the exchange offer and his agreement to limit his voting power to his pre-offer level.

Reasons for the Board's Position as to the Exchange Offer, page 14

9.	Please revise your disclosure to explain why the company determined to effect the going private transaction *at this time*, given that the underlying factors described in your offer document appear to have existed for some time. Refer to Item 1013(c) of Regulation M-A.

10.   Please revise to explain how the Board was able to make a fairness determination as to the going private transaction (a substantial part of which relates to the exchange ratio) without taking no position on the value of the consideration to be received by tendering security holders.

Position of IDT as to the Fairness of the Exchange Offer, page 15

11.   It does not appear that you have disclosure that complies with Item 1014 of Regulation M-A. Thus, please revise your disclosure to fully comply with the referenced requirements. In this respect, please be sure to address both substantive and procedural fairness and describe each such type of fairness as it applies to security holders who tender as well as those who do not tender, whether they hold common stock or class A or B common stock. See Questions and Answers No. 19-22 in Exchange Act Release 17719 (April 13, 1981).

Selected Historical Financial and Operating Data, page 25

12.   We note that you have incorporated by reference the financial statements for the year ended July 31, 2010. Please revise your disclosure to include the summary required by Item 1010(c) of Regulation M-A. Refer to Instruction 1 to Item 13 of Schedule 13E-3 for additional guidance.

Information Concerning Members of the Board of Directors, page 29

13.   Please provide the disclosure required by Item 3(b)-(c) of Schedule 13E-3 as to Mr. Jonas. Also, provide the disclosure required by Item 6(c)(1)-(8) of Schedule 13E-3.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions